Exhibit (a)(5)(L)

Revlon Amends Certain Terms of Exchange Offer and
Extends Exchange Offer Until October 7, 2009

Amendment Includes Increase in Series A Preferred Stock Liquidation Preference
to $5.21 per share from $3.71 per share

NEW YORK — September 24, 2009 — (BUSINESS WIRE) — Revlon, Inc. (NYSE: REV) (“Revlon”) today announced that it has amended certain terms of its previously-announced exchange offer of Revlon Class A common stock for a newly-issued series of Revlon preferred stock (the “Exchange Offer”).

The following are the material terms of the amended Exchange Offer:

•	Each share of Series A Preferred Stock to be issued in exchange for a share of Class A common stock will have a liquidation preference of $5.21, rather than $3.71, as previously proposed.

•	Because the liquidation preference of the Series A Preferred Stock has been increased by $1.50 to $5.21, holders of the Series A Preferred Stock will no longer have the right to receive a special dividend of $1.50 if Revlon does not engage in a change of control transaction within two years of consummation of the Exchange Offer.

•	Holders of Series A Preferred Stock will receive cash payments of approximately $7.87 per share (instead of $7.10 per share, as previously proposed) over the four-year term of the preferred stock, through the payment of the $5.21 per share liquidation preference at maturity (instead of $3.71 per share, as previously proposed) and 12.75% annual dividends payable quarterly in cash, equal to approximately $0.17 per share quarterly (instead of dividends of approximately $0.12 per share quarterly and a $1.50 per share special dividend at the end of two years, as previously proposed). These per share calculations assume that Revlon does not engage in one of certain specified change of control transactions, which, as described below, may lead to a higher payment.

•	If Revlon engages in one of certain specified change of control transactions within three years of consummation of the Exchange Offer, holders of Series A Preferred Stock will have the right to receive a special dividend, capped at an amount that would provide aggregate cash payments of up to $12.00 per share (including the liquidation preference and any dividends paid or payable in respect of the Series A Preferred Stock). As previously proposed, holders of Series A Preferred Stock were only entitled to such payment if Revlon engaged in one of certain specified change of control transactions within two years of consummation of the Exchange Offer, although holders of Series A Preferred Stock could have effectively extended this right for one year (and during such third year their right to receive such special dividend would have been capped at $12.50 per share) by converting their Series A Preferred Stock into Series B Preferred Stock and giving up the $1.50 special dividend to which they would have been entitled after two years.

•	Series A Preferred Stock will no longer be convertible into Series B Preferred Stock because holders of Series A Preferred Stock will now have the opportunity to receive a special dividend if Revlon engages in one of certain specified change of control transactions within three years of consummation of the Exchange Offer.

•	Upon consummation of the Exchange Offer, MacAndrews & Forbes will contribute to Revlon $5.21 of the aggregate outstanding principal amount of the Senior Subordinated Term Loan between MacAndrews & Forbes and Revlon Consumer Products Corporation, Revlon’s wholly owned operating subsidiary, for each share of Class A Common Stock tendered for exchange in the Exchange Offer, and not withdrawn, up to a maximum contribution of approximately $105.43 million of the aggregate outstanding principal amount of the Senior Subordinated Term Loan. As previously proposed, MacAndrews & Forbes would have contributed to Revlon $3.71 of the aggregate principal amount of such loan, up to a maximum contribution of $75 million.

•	The maturity date of that portion of the Senior Subordinated Term Loan that will be contributed by MacAndrews & Forbes to Revlon (the “Contributed Loan”) will be extended from August 1, 2010 to the fourth anniversary of consummation of the Exchange Offer, and the interest rate on the Contributed Loan will be changed from 11% to 12.75% per year, while the maturity date of the portion of the Senior Subordinated Term Loan that will remain owed to MacAndrews & Forbes (the “Non-Contributed Loan”) will be extended from August 1, 2010 to the fifth anniversary of consummation of the Exchange Offer and the interest rate on the Non-Contributed Loan will be changed from 11% to 12% per year. As previously proposed, the maturity date of the entire Senior Subordinated Term Loan would have been extended from August 1, 2010 to the fourth anniversary of consummation of the Exchange Offer and the interest rate on the entire Senior Subordinated Term Loan would have been changed from 11% to 12.75% per year.

•	The Minimum Condition has been amended such that consummation of the Exchange Offer is subject to the condition that at least 7,500,000 shares of Class A Common Stock not beneficially owned by MacAndrews & Forbes and its affiliates (representing approximately 37% of the Class A Common Stock not beneficially owned by MacAndrews & Forbes and its affiliates) be tendered and not withdrawn in the Exchange Offer. The Minimum Condition originally provided that at least 10,117,669 shares of Class A Common Stock not beneficially owned by MacAndrews & Forbes and its affiliates (representing a majority of the Class A Common Stock not beneficially owned by MacAndrews & Forbes and its affiliates) be tendered and not withdrawn in the Exchange Offer.

The amended terms of the Exchange Offer have been authorized by Revlon’s Board of Directors, including all of the independent members of Revlon’s Board of Directors, and are reflected in a revised settlement-in-principle with parties to certain Delaware lawsuits filed against Revlon, its directors and MacAndrews & Forbes in connection with an initial proposal by MacAndrews & Forbes.

The Exchange Offer, as amended and extended, will expire at 11:59 P.M., New York City time, on October 7, 2009, unless the Exchange Offer is extended or earlier terminated by Revlon. Shareholders may withdraw shares of Class A Common Stock tendered pursuant to the Exchange Offer at any time prior to the expiration of the Exchange Offer, and, if not yet accepted for exchange, at any time after October 5, 2009, which is forty business days from the commencement of the Exchange Offer.

The Company has been advised that to date approximately 8,577,754 shares of Revlon Class A Common Stock had been tendered in the Exchange Offer.

The revised terms and conditions of the Exchange Offer are set forth in the Third Amended and Restated Offer to Exchange and its annexes, which were filed today with the Securities and Exchange Commission as an exhibit to an Amendment to Revlon’s Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO, and which will be mailed to Revlon’s stockholders today. Stockholders are encouraged to review the Third Amended and Restated Offer to Exchange in its entirety.

Additional Information and Where to Find It

This press release is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of Revlon common stock, nor an offer to sell nor a solicitation of an offer to purchase any shares of Revlon preferred stock. The solicitation of offers to exchange shares of Revlon Class A common stock for shares of Revlon Series A Preferred Stock is being made pursuant to a tender offer statement on Schedule TO (including an offer to exchange, a letter of transmittal and related materials) that Revlon filed with the SEC on August 10, 2009, as amended on August 11, 2009, August 19, 2009, August 27, 2009, September 3, 2009, September 11, 2009, September 18, 2009 and on September 24, 2009, as they may be further amended. Revlon stockholders are strongly advised to read the tender offer statement on Schedule TO (and related materials, including the offer to exchange), as they may be amended from time to time, as they contain important information. Revlon stockholders may obtain a free copy of these statements and other documents filed by Revlon with the SEC at the website maintained by the SEC at www.sec.gov or in the investor relations section of Revlon’s website under “SEC Filings” at http://www.revlon.com/Corporate/Invest Relation.aspx.

The exchange agent for the Exchange Offer is American Stock Transfer & Trust Company, 59 Maiden Lane, New York, New York 10038, telephone: (877) 777-0800. In addition, the tender offer statement and related materials may be obtained for free by calling D.F. King & Co., Inc., the information agent for the exchange offer, toll-free at (800) 949-2583. Banks and brokerage firms please call D.F. King & Co., Inc. collect at: (212) 269-5550. Holders of Class A common stock may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Exchange Offer. In addition, the tender offer statement and related materials may be obtained for free by directing such requests to the Company’s Secretary, at Revlon, Inc., 237 Park Avenue, 14th Floor, New York, NY 10017, attention: Michael T. Sheehan (or via email to michael.sheehan@revlon.com).

About Revlon

Revlon is a worldwide cosmetics, hair color, beauty tools, fragrances, skincare, anti-perspirants/deodorants and beauty care products company. The Company’s vision is to provide glamour, excitement and innovation to consumers through high-quality products at affordable prices. Websites featuring current product and promotional information can be reached at www.revlon.com, www.almay.com and www.mitchumman.com. Corporate and investor relations information can be accessed at www.revloninc.com. The Company’s brands, which are sold worldwide, include Revlon®, Almay®, ColorSilk®, Mitchum®, Charlie®, Gatineau® and Ultima II®.

Contacts
Revlon, Inc.
Steven Berns, +1-212-527-5181
Executive Vice President and Chief Financial Officer

Source: Revlon, Inc.